LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

January 17, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:
Deja Foods, Inc.
File Number 333-124016
Registration Statement on Form SB-2

Attn:
John Zitko
Division of Corporation Finance

Dear Mr. Zitko:

        In response to the Staff's comment letters to us dated August 12, 2005 and August 19, 2005, we are filing herewith Amendment Number 2 to the Registration Statement on Form SB-2 of Deja Foods, Inc. (the "Company"). We will respond to the Staff's comments using the same paragraph numbers as contained in the Staff's comment letter to us.

Response to August 12, 2005 letter:

        1.     No investor kits were prepared or offered on the website for "CCG Investor Relations." The link is a generic link, which is part of the format of CCG's website, but clicking on the link does not allow for viewing or obtaining any such investor kit. In support of this statement, we are enclosing herewith both an email letter and an executed letter from CCG Investor Relations.

        2.     As indicated in the attached correspondence, CCG is not registered as a broker-dealer, nor does it offer for sale or solicit offers for the purchase of any securities.

        3.     We agree with the Staff that the purchase of food products by us in bulk quantities does not raise any risks specific to our company. Accordingly, we have deleted this risk factor.

        4.     As indicated in our response to Item 16 of your letter of May 16, 2005, we have been in discussions with a number of financial lenders and subsequently have secured additional or replacement financing as indicated in our amended registration statement. The lenders that we have been working with to secure financing included Wells Fargo Business Bank, First Community Financial Corporation (FCFC), Neptune Company Asset Holdings, and Celtic Capital Corporation. These lending institutions are not affiliated with us, or with any officer, director or 10% shareholder. The financing arrangements we have discussed or agreed to with these lenders are at a cost of capital less than the current arrangement with the Deja Plus High Yield Income Fund when considering all the sources that we discuss in Item 7 below.

        5.     We revised the disclosure in our discussion of the Fund in "Liquidity and Capital Resources" at page 9.

        6.     As disclosed in "Liquidity and Capital Resources" of MD & A at page 16, initially the line of credit available to us was with First Community Financial Corporation. We no longer have a line of credit with FCFC as explained in the MD&A, FCFC has been replaced by Celtic Capital Corporation. As of January 13, 2006, our outstanding balance owed to Celtic Capital Corporation was $784,456.

        7.     The current status of negotiations to obtain additional financing involves a long term strategy that we have embarked upon and disclosed under "Liquidity and Capital Resources" at pages 15-16, which includes:

  •
  Continued judicious use of the Deja Plus High Yield Income Fund to provide funds for the purchase of inventory if the Fund has sufficient cash available. If the Fund does not have sufficient cash, the Company can elect to purchase the food products with its own funds or those of third parties. At September 30, 2005, we owned approximately 11% of the fund and had an outstanding balance of approximately $3,072,000 with it. As described below, the Company intends to replace this short term financing vehicle with a long term financing arrangement.

  •
  In May 2005 the line of credit with FCFC was increased to $1,000,000 and extended through November 30, 2005 to allow us adequate time to negotiate with FCFC and other financial institution lenders for longer term working capital financing. In September, FCFC notified us that we were in default in accordance with certain provisions of our agreement with them and that we needed to secure financing from other sources effective November 30, 2005.

  •
  In September 2005 we obtained a short term bridge loan of $750,000 from Neptune Company Asset Holdings to provide working capital coverage during the period FCFC would be terminating its financing agreement and a new source of funds could be established. The loan was funded in September 2005 and is due March 31, 2006 with interest at 12% per annum.

  •
  In November 2005 we established a two year line of credit with Celtic Capital Corporation for an amount up to $1,000,000 based upon an advance rate of 80% of eligible accounts receivable not to exceed $900,000 and an inventory advance of 30% of eligible inventory not to exceed $100,000. The rate is prime plus 2.5% per annum with a minimum rate of 9.25%.

  •
  In November 2005 through January 2006, in order to seek to stabilize our working capital, we sold $1,128,500 face amount of convertible subordinated debentures, primarily by exchanging debentures for interests held in the Deja Plus High Yield Income Fund. We sold the debentures in units, each Unit consisting of a $10,000 debenture and 5,000 warrants. The warrants are exercisable to purchase our common stock based upon a purchase price of $1.50 per share at any time until November 30, 2007. The debentures, issued in $10,000 denominations, are convertible into our common stock based upon a purchase price of $1.00 per share at any time up until November 30, 2007. The debentures pay monthly interest until conversion or maturity at the rate of 10% per annum, are unsecured and are subordinated to our secured debt, including our lines of credit. We intend to offer up to $5,000,000 of debentures in order to provide us with additional working capital, repay the debt incurred with our M & L Wholesale Foods acquisition, repay the Neptune Company Asset Holdings loan due March 31, 2006 and fully or partially replace the Deja Plus High Yield Income Fund debt with debt that will have a lower cost of funds to us. We have no commitments for the purchase of additional debentures.

  •
  These negotiations/arrangements are consistent with our long term strategy and are disclosed in our amended registration statement. To wit:

  •
  Obtain adequate working capital to sustain our growth projections

  •
  Decrease short term debt to include terminating reliance on the Deja Plus High Yield Income Fund and eliminating any perceived conflicts of interest

  •
  Repay the debt incurred to complete our M & L acquisition.

  •
  Reduce our fragmented investor base and eliminate small investors.

        8.     We have clarified the use of the term "corporate infrastructure improvements" in our amended registration statement at page 8.

        9.     We do not enter into written agreements for either the purchase of food products by us nor the sale of food products to our customers. All such acquisitions of food products and sale of food products are done by telephone, email or purchase order. We did have an agreement with West Liberty Foods for the purchase of cheese and certain meat products, but the agreement did not require us to purchase any specific quantities of food products, nor did it require West Liberty to sell any such food products to us. Moreover, the agreement was mutually terminated by us and West Liberty in September 2005.

        Accordingly, we have affirmatively disclosed, both in a new risk factor and in every discussion within the "Business" section of the amended registration statement, that we have no such agreements either to acquire food products from manufacturers or suppliers or to sell food products to customers.

        We have reviewed our response to your comment #26 in your letter dated May 16, 2005 and believe the reference to "food purchases computational methodology" was in error and that the original response should have ended at "....food purchases."

        We are enclosing herewith "sample" purchase orders (identified as "simple invoices" in our response to your comment #26 in your letter dated May 16, 2005), which cover food purchases with Del Monte Foods, ConAgra, National Frozen Food and Cool Brands. We have also provided purchase orders with one of our overseas manufacturers that supply food products for us under the "Deja Foods" label.

        Our top five institutional customers for the period January 1, 2005 through September 30, 2005 are:

Performance Food Group	$299,361
Dallas Sheriff's Department	163,324
Cook County, Illinois Jail	139,096
Superior Seafoods, Inc.	116,359
Polk County Sheriff's Department	112,703
  Note:
  The above list includes distributor(s) that sell products to the same type of institutional customers that we also sell to directly. Excluding distributors, our top five institutional customers are:

Performance Food Group	$299,361
Dallas Sheriff's Department	163,324
Cook County, Illinois Jail	139,096
Polk County Sheriff's Department	112,703
Soledad Correctional Training Facility	93,622

        Our top five retail customers for the period January 1, 2005 through September 30, 2005 are:

Brooks Provisions, Inc.	$670,958
Dollar Tree Stores, Inc.	220,960
Dolgen Corp., Inc.	169,390
Grocery Outlet	113,414
Bargain Barn Inc.	106,037

  Note:
  The above list includes distributor(s) that sell products to the same type of retail customers that we also sell to directly. Excluding distributors, our top five retail customers are:

Dollar Tree Stores, Inc.	$220,960
Dolgen Corp., Inc.	169,390
Grocery Outlet	113,414
Bargain Barn Inc.	106,037
Deals Nothing Over a Dollar	83,399

        10.   We have revised the second full paragraph under "Facilities" on page 25 to indicate that pallet charges at our four warehouses range from $4.00 to $8.00 per pallet and cover storage, handling and certain types of losses. We also maintain insurance to cover additional types of losses. The cost of our loss coverage is based upon inventory levels. We have further indicated that additional warehouse space is available to us throughout the United States if needed. In fact, warehouse space is abundantly available throughout the United States and, specifically, in the cities in which we have our four current warehouse operations.

        11.   We have revised the amended registration statement throughout to indicate that the legal name for M & L is "M & L Wholesale Foods, LLC."

        12.   We have revised the amended registration statement throughout to disclose that a purchase agreement has been executed and closed on December 13, 2005, with an effective date of August 31, 2005. M&L's financial statements have been included in our amended Registration Statement filed herewith, and we have updated our financial statements through September 30, 2005.

        13.   As indicated above, we have completed the acquisition of M & L and have included its financial statements, as an acquired entity, in the Registration Statement. We tendered the full cash portion of the purchase price in the amount of $333,334 from our working capital. With respect to our requirement to also pay the amount of M & L's net equity as of the closing date, such equity amounted to $362,879, of which we paid $112,879 from our working capital and issued to Mr. Stoltzfus, M & L's sole equity holder, a promissory note for $237,879. The promissory note has been filed as an exhibit to the Amended Registration Statement, along with the M & L Acquisition Agreement.

        14.   We have added a section under "Business", designated "Regulation" on page 25, in which we state that we are not subject to any material regulations concerning the importing of food products, although the type and variety of imported food products are subject to government regulation resulting from the federal government's power to restrict imports due to public health issues or the imposition of tariffs or other restrictions on food imports from various countries from time to time. There are currently no such restrictions that affect our import of food products. We have also indicated that there are no other material governmental regulations which affect our business.

Response to August 19, 2005 letter:

        1.     We have revised our disclosures throughout the amended registration statement to properly reflect unaudited periods.

        2.     We have expanded our discussion at pages 7-8 regarding quantifying the increases in revenue between periods. As we do not differentiate in our records different areas of our business, the discussion addresses all components of our business, as we operate in one business segment.

        3.     We have revised our headings in Liquidity and Capital Resources at page 10 to reflect proper periods as indicated in prior comment 13.

        4.     We have revised our narrative disclosure in the second paragraph of Liquidity and Capital Resources at page 9 to accurately reflect how the payment of the funding fee is determined.

        5.     We have revised our discussion and the calculation is no longer included.

        6.     We have revised the disclosure accordingly in Liquidity and Capital Resources on pages 9-10.

        7.     We have revised our discussion of the illustration to clarify the information presented at page 10.

        8.     As stated in the table in working capital at page 13, this is an annualized figure, and is calculated as follows:

  Average Accounts Payable for the period (determined as beginning of the period plus end of the period divided by 2). This calculation is divided by the annualized cost of goods sold multiplied by 360 days.

        9.     We have revised our discussion of EBITDA at page 13 and have removed the comparison as a percentage of sales so as not to reflect EBITDA being used as a performance measure. However, it is a measure that is used particularly by financial institutions to measure cash flow and debt coverage.

        10.   We have revised the financial statements and related disclosures to reflect accounting for investment in the Fund using the equity method. There is no material difference in accounting for our investment using the cost or equity method as all income of the Fund is distributed regularly and the income using either method is substantially the same.

        11.   We examined FIN 46R and its applicability to the relationship between Deja Foods and Deja Plus High Yield Income Fund (the "Fund"). It was determined that the Fund is a variable interest entity ("VIE"). A VIE exists when one of the two following conditions exist: first, there is insufficient equity to finance its activities without additional subordinated financial support. Second, the equity holders lack decision making and have no obligation to share in losses or the right to receive residual returns. Based upon the second condition, we determined that the Fund would be a variable interest entity.

        Once, the VIE has been defined, the variable interest must be identified. A variable interest is defined as a contractual, ownership or other pecuniary interest in a VIE that changes with changes in the entity's (VIE's) net asset value, exclusive of variable interest. Additionally, the variable interest is a form of financial support for a VIE. There are multiple variable interests in the Fund including Deja Foods via the management agreement (i.e. explicit and not implied variable interest) and each individual interest holder in the Fund.

        Additionally, Deja Foods has an implied variable interest in the Fund as the sole purpose of the Fund is to fund the inventory purchases of Deja Foods. However, Deja Foods does not indirectly absorb or receive any of the variability of the Fund (except through its direct ownership interests) and would not be required to consolidate based on the implied variable interest.

        Lastly, the party whom consolidates the VIE is defined as the primary beneficiary who has a variable interest and will absorb the majority of the VIE's expected losses or receive a majority of the VIE's expected returns. Related party rules were also considered in determining the primary beneficiary. Deja Foods has an ownership interest in the Fund as well as Deja Foods' president (and manager of the Fund). Thus in the analysis, they are considered one party and if determined to be primary beneficiary, the party most closely associated with the Fund is required to consolidate. However, since each individual owner in the Fund has the obligation to absorb the majority of the VIE's expected losses or receive a majority of the VIE's expected returns, they would be defined as the primary beneficiaries. The interest holders in the Fund are most closely associated with the entity.

        As Deja Foods has a significant variable interest in the Fund but is not the primary beneficiary, the following will be disclosed:

  •
  The nature, purpose, size and activities of the VIE;

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  Its exposure to loss as a result of the variable interest holder's involvement in the entity;

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  The nature of its involvement with the entity and date when the involvement began.

        12.   We have expanded our accounting policy disclosure at page F-8 to reflect that estimated future losses are based on past historical experience. We use a limited number of distributors and we do not monitor the inventory upon the receipt and acceptance by our customers, after which point there is no right of return. As such we do not assess levels of inventory in the distribution channel nor utilize any external sources of information regarding such. We do not make sales to customers as a result of incentives to purchase inventory. Sales are made based on customer orders and not as an inducement to purchase excess inventory levels. As we continue to grow our sales base, we will actively monitor the distribution channel to allow us to monitor sales activity on a monthly basis and ongoing basis to avoid overstocking in the distribution channel.

        13.   We have revised our stock-based compensation disclosures for the nine months ended September 30, 2005 at page F-17.

        14.   We have revised page F-14 to add the required disclosures.

        15.   The amounts are disclosed in the statement of changes in stockholders' equity and are not required to be reported in the notes to the financial statements. However, we have revised our notes to the financial statements to present the requested information on pages F-18.

        16.   We have revised our disclosure at page F-20 to incorporate the authority and responsibilities of Mr. Fox as manager of the Fund. The Deja Plus High Yield Income Fund Bylaws state that the Fund's only business activity is to fund the inventory purchases of Deja Foods, Inc. All agreements were in place prior to raising funds from investors and can only be changed by a super majority vote (80%) of the members. Therefore, Deja Foods does not control the operations and cannot change the terms of the agreements and all significant terms of operations are controlled by the agreements which were in place prior to raising any funds. The disclosures regarding the Loan Agreement have been expanded as requested.

        17.   Current consent of independent accountants is included in this amended registration statement.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

                      Very truly yours,

                      /s/  GARY A. AGRON

                      Gary A. Agron

GAA/jp
Enclosures